EXHIBIT 21.1

Subsidiaries of EVERTEC, Inc.

Name	Jurisdiction of Incorporation
EVERTEC Costa Rica, S.A.	Costa Rica

EVERTEC Panama, S.A.	Panama

EVERTEC Dominicana, SAS	Dominican Republic

EVERTEC Group, LLC	Puerto Rico

EVERTEC Intermediate Holdings, LLC	Puerto Rico

EVERTEC Mexico Servicios de Procesamiento, S.A. de C.V.	Mexico

EVERTEC Guatemala, S.A.	Guatemala